Faegre Drinker Biddle & Reath LLP 2200 Wells Fargo Center 90 S. Seventh Street Minneapolis, Minnesota 55402 +1 612 766 7000 main +1 612 766 1600 fax

By EDGAR

July 26, 2023

Jessica Ansart
Katherine Bagley
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, DC 20549

Re:	SANUWAVE Health, Inc.
Registration Statement on Form S-1
Filed June 30, 2023
File No. 333-273060

Dear Mses. Ansart and Bagley:

On behalf of SANUWAVE Health, Inc. (the “Company”), we are transmitting the following response of the Company to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the letter of Jessica Ansart and Katherine Bagley, dated July 12, 2023, to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 30, 2023 (the “Registration Statement”).

The response herein was provided to our firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers refer to page numbers in the Registration Statement.

Comment Responses

Registration Statement on Form S-1

Incorporation of Certain Information by Reference, page 16

1. Please tell us why you are eligible to incorporate by reference. In this regard, we note the risk factor disclosure in your 10-K for the fiscal year ended December 31, 2022 that your common stock is considered a penny stock. Therefore, it appears that you may currently be, or may have been, a registrant for an offering of penny stock within the past three years. Please refer to General Instruction VII.D.1(c) of Form S-1. Alternatively, revise your reference to incorporation by reference and provide all required disclosure within the prospectus.

July 26, 2023

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is not, and during the past three years was not, a registrant for an offering of penny stock as such term is defined in Rule 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Rule 3a51-1 of the Exchange Act defines the term “penny stock” as any equity security other than, among others, a security whose issuer has average revenue of at least $6.0 million for the last three years.  Pursuant to the rule, average revenues must be demonstrated by the most recent financial statements dated less than 15 months prior to the date of the transaction that the broker or dealer has reviewed and has a reasonable basis for believing are accurate in relation to the date of the transaction and that have been audited and reported on by an independent public accountant in accordance with the provisions of 17 CFR § 210.2-02.

According to the Company’s audited financial statements, the Company had total revenue of approximately $16.7 million, $13.0 million and $4.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. As a result, the Company had average revenue of approximately $11.3 million over the three-year period ended December 31, 2022, which exceeds the $6.0 million average three-year revenue threshold under Rule 3a51-1. Because the Company is not, and during the past three years was not, a registrant for an offering of penny stock, the Company is eligible to incorporate by reference the information required by Item 12 of Form S-1.

The Company’s description of its common stock as a “penny stock” in its Annual Report on Form 10-K for the year ended December 31, 2022 was an error, and the Company intends to remove all such disclosure from its future filings with the Commission.

Should you have any questions, please feel free to contact me at ben.stacke@faegredrinker.com or (612) 766-6836.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Ben A. Stacke

Ben A. Stacke

cc:	Morgan C. Frank, SANUWAVE Health, Inc.
Toni Rinow, SANUWAVE Health, Inc.